FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
March 29, 2013

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Press release

MTS Acquires a 25.095% Stake in MTS Bank

March 29, 2013

Moscow, Russian Federation — Mobile TeleSystems OJSC (“MTS” — NYSE: MBT), the leading telecommunications operator in Russia and the CIS, announces that MTS has entered into transaction to acquire a 25.095% stake in MTS Bank OJSC for 5.09 billion rubles through an additional share issuance by the bank. The transaction was concluded in accordance with the terms of an indicative offer between MTS, MTS Bank and Sistema JSFC (“Sistema”) (LSE: SSA), the largest diversified public financial corporation in Russia and the CIS and the majority shareholder of MTS and MTS Bank, that were announced on October 25, 2012.

In accordance with the terms of the transaction, Sistema’s direct ownership in MTS Bank decreases from 87.091% to 65.251%, while the balance of shares is held by other minority shareholders. Prior to the transaction, MTS already possessed a small stake in MTS Bank through MTS’s majority-owned subsidiary Moscow City Telephone Network OJSC (MGTS), therefore total MTS Group’s ownership stake in MTS Bank after completion of the transaction shall amount to 26.85% .

All necessary regulatory approvals to complete the transaction, including approvals by the Russian Central Bank and the Federal Anti-Monopoly Service (FAS), have been received.

The approval of the transaction by the MTS Board of Directors was based on the recommendation of the Special Committee to the Board of Directors, which consists of three independent directors who serve on the Board of Directors. A fairness opinion was provided to the Special Committee by an independent financial advisor, Citigroup Global Markets Limited. Debevoise & Plimpton LLP acted as the legal advisor to the Special Committee. Tax and financial due diligence was conducted by Ernst & Young, Liniya Prava ran legal due diligence.

Completion of the transaction is subject to the registration of the shares issuance report by Russian Central Bank.

MTS and MTS Bank have also concluded a profit-sharing agreement whereby MTS and MTS Bank would realize 70% and 30% of the proceeds from the MTS Dengi (MTS Money) project respectively. MTS Dengi project launched by MTS and MTS Bank is aimed at providing customers throughout Russia with payment tools, including credit cards, near-field communications-enabled SIM cards and PoS (point-of-sale) credit.

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For further information, please contact in Moscow:

Joshua B. Tulgan

Director, Department of Corporate Finance and Investor Relations

Mobile TeleSystems OJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.mtsgsm.com/blog/

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Mobile TeleSystems OJSC (“MTS”) is the leading telecommunications group in Russia, Central and Eastern Europe, offering mobile and fixed voice, broadband, pay TV as well as content and entertainment services in one of the world’s fastest growing regions. Including its subsidiaries, the Group services over 100 million mobile subscribers. The Group has been awarded GSM licenses in Russia, Ukraine, Armenia, Turkmenistan and Belarus, a region that boasts a total population of more than 200 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about the MTS Group can be found at www.mtsgsm.com.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, including Comstar-UTS, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	/s/ Andrei Dubovskov
	Name:	Andrei Dubovskov
	Title:	CEO

Date: March 29, 2013